legal & compliance, llc

laura aNTHONy, esq.	www.legalandcompliance.com
JOHN CACOMANOLIS, ESQ*	WWW.SECURITIESLAWBLOG.COM
CHAD FRIEND, ESQ., LLM	WWW.LAWCAST.COM
LAZARUS ROTHSTEIN, ESQ.
SVETLANA ROVENSKAYA, ESQ**

OF COUNSEL:	DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM
CRAIG D. LINDER, ESQ.***
PETER P. LINDLEY, ESQ., CPA, MBA
STUART REED, ESQ.
MARC S. WOOLF, ESQ.

* licensed in FL and NY

**licensed in NY and NJ

***licensed in FL, CA and NY

July 31, 2018

VIA ELECTRONIC EDGAR FILING

Mara L. Ransom

Assistant Director, Office of Consumer Products

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 001, LLC (the “Company”) - CIK No. 0001738134
• Amendment No. 1 to Draft Offering Statement on Form 1-A (DOS), submitted June 15, 2018 • Offering Statement on Form 1-A, filed July 31, 2018

Dear Ms. Ransom:

This letter responds to the Staff’s correspondence dated June 29, 2018 providing comments on the above-referenced Amendment No. 1 to Draft Offering Statement on Form 1-A (DOS/A-1), which was submitted on June 15, 2018 by the Company (the “Prior Filing”).

The Company today filed via EDGAR its non-confidential Offering Statement on Form 1-A (the “New Filing”). We will separately provide you with a courtesy copy of the New Fling that is redlined against the Prior Filing. The remainder of this letter responds to the Staff’s comments on the Prior Filing, which are set forth below along with our responses on behalf of the Company.

General

1.	Tell us why your amended and restated operating agreement will be effective upon the closing of the offering, rather than upon qualification of this offering. In this regard, it is unclear to us how you intend to offer securities that are not authorized for issuance, given that the Series A shares will be established in the Amended and Restated Operating Agreement.

Response: The Company acknowledges and understands the Staff’s comment and has revised the New Filing to clarify that the Company’s Amended and Restated Operating Agreement will be effective upon the qualification of this offering.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

July 31, 2018

Organizational Structure, page 10

2.	We note that footnote 5 of your graph states that “any class A shares beneficially owned by Masterworks will have no voting rights.” Please clarify if these voting rights have been memorialized in writing and, if so, please file the related agreement as an exhibit under Item 17 of Form 1-A or tell us why you are not required to do so.

Response: The Company acknowledges and understands the Staff’s comment. The voting rights of the Class A shares beneficially owned by Masterworks are memorialized in writing in the Company’s Amended and Restated Operating Agreement, which is filed as Exhibit 2.3 to the New Filing.

3.	Please tell us how you determined the 15% economic interest you disclose will be owned by Masterworks Gallery and why this differs from the 20% profit interest Masterworks Gallery will own through your Class B shares. To assist us in understanding your response, please tell us how your losses incurred prior to selling the Painting will be allocated for tax purposes between your Class A and Class B shares and where you have disclosed this information to your investors.

Response: The Company acknowledges and understands the Staff’s comment. The 15% economic interest reference was erroneously included in the Prior Filing from an old structure and accordingly this reference has been removed from the New Filing. Additionally, with regard to any tax losses pre-closing, the foregoing losses are those of Masterworks.io, LLC and its affiliates, and not of the Company and, therefore, there is no allocation to the Class A or Class B shares.

Plan of Distribution, page 31

4.	We note your response to comment 15. Please provide a detailed explanation of the process included in Annex 1 of your amended Offering Circular. In this regard, we note that Annex 1 includes a graph with text that is difficult to read. Please revise the graph to make all text readable.

Response: Pursuant to the Staff’s request, attached as Exhibit A hereto are a revised graph and detailed explanation of the process included in Annex 1 to our previous response letter.

Suitability Verification and Anti-Money Laundering Services, page 30

5.	We note your response to comment 16 and are considering your response. We may have additional comments.

Response: It is the Company’s understanding that the Staff has no further comments at this time regarding this item following a call between the Staff and the Company on July 16, 2018.

Exhibit 4.1 Form of Subscription Agreement for Regulation A Offering

6.	We note the mandatory arbitration provision in your subscription agreement. Please revise your offering circular to add a thorough discussion of how the arbitration provision may impact the rights of security holders. Please include in your disclosure: whether you intend for arbitration to be the exclusive means for resolving disputes; whether the arbitration provision only applies to claims relating to this offering or whether it applies more generally to compliance with the federal securities laws; whether purchasers of shares in a secondary transaction would be subject to the arbitration provision and the material risks to investors resulting from this mandatory arbitration provision, such as whether the arbitration provision could impact the ability of investors to bring class action lawsuits, and the potential limitations that could result for shareholders. Please also disclose that all arbitration shall be conducted in New York, per Section 10 of the agreement, and confirm that New York law permits such a provision, or alternatively address any questions as to enforceability.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

July 31, 2018

Response: Pursuant to the Staff’s request, the Company has included more detailed disclosure in the Risk Factors section on page 29 of the New Filing and in the “Description of Shares” section on page 74 of the New Filing regarding how the arbitration provision may impact the rights of security holders, including (i) that under our subscription agreement investors agree to be bound by the arbitration provisions contained in Section 10 of our subscription agreement which provides that arbitration is the exclusive means for resolving disputes relating to or arising out of the subscription agreement, the shares, the Masterworks Platform, and/or the activities or relationships that involve, lead to, or result from any of the foregoing; (ii) that the arbitration provision applies to claims relating to this offering and that it does not apply more generally to compliance with the federal securities laws; (iii) that purchasers of the shares in a secondary transaction would be subject to the arbitration provision; (iv) a discussion of the material risks to investors resulting from the arbitration provision, such as that the arbitration provision could impact the ability of investors to bring class action lawsuits and that (v) all arbitration shall be conducted in New York, New York, per Section 10 of the agreement, in accordance with New York law.

7.	As a related matter, we note that Section 10 of the agreement “waive[s] a trial by jury in any litigation relating to this agreement, the shares or any other agreements related thereto.” Please revise to clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws.

Response: Pursuant to the Staff’s request, we have revised Section 10 of the agreement to clarify that the waiver of the right to a jury trial does not apply to claims made under the federal securities laws.

Voting, page 72

8.	We note your statement that “[t]he Class B shares shall have no voting rights other than as may be required pursuant to applicable law.” Please tell us what you mean by “other than as may be required pursuant to applicable law.”

Response: The Company acknowledges and understands the Staff’s comment. By the statement “other than as may be required pursuant to applicable law,” the Company was taking into account the following (i) pursuant to Section 18-806 of the Delaware Limited Liability Company Act (the “Act”), in the event that a limited liability company is dissolved by the occurrence of an event that causes the last remaining member to cease to be a member, the personal representative of the last remaining member of the limited liability company or the assignee of all of the limited liability company interests in the limited liability company may vote to revoke the dissolution, subject to the approval of any other persons whose approval is required under the limited liability company agreement to revoke a dissolution, such a vote could result in holders of the Class B Shares (or more accurately the personal representative of such persons) potentially be deemed to have a “right to vote” and (ii) the Act may be amended in the future to mandate voting rights for all interests in a Delaware limited liability company in certain situations, and if this occurs, without the provision “other than as may be required by law,” the Company could be in a position where its operating agreement would be in violation of the Act. The Company has added the foregoing disclosure on page 71 in the Description of Shares section in the New Filing.

If the Staff has any further comments regarding the form 1-A or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Jennifer Thompson/U.S. Securities and Exchange Commission
Jennifer López/U.S. Securities and Exchange Commission
Joshua B. Goldstein/Masterworks 001, LLC
Craig D. Linder, Esq./Legal & Compliance, LLC

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

EXHIBIT A

Masterworks Subscription and Onboarding Process

Primary Offering Flow

Step 1: Potential investor comes to website, sets up an account and password, reviews securities legends and offering materials. Potential investor indicates interest in investing.

Potential Investor
www.masterworks.io
Platform owned by Masterworks.io, LLC, licensed to Masterworks 001, LLC (Issuer)
KYC
AML
Onboarding
STOP

Step 2: Potential investor elects to participate in an offering that has been qualified by the SEC and provides personal information sufficient for KYC and AML review.

Step 3: Masterworks conducts KYC and AML using third party services and in accordance with its written policies and procedures.

Step 4: If AML and KYC review raise red flags, potential investor is informed and investment functionality for such investor is disabled. If AML and KYC raise no red flags, potential investor is onboarded, provides subscription information, executes subscription documents and remits payment of the subscription price. Masterworks updates internal records to reflect subscription information.

Bitcoin*
Ether*
Potential Investor
Credit card*
Foreign currency*
Licensed Cryptocurrency Exchange (Wallet maintained for benefit of Issuer Investors)
$USD
Licensed FX Exchange
Credit Card Payment Processor
$USD
$USD
$USD
Bank (Account maintained for benefit of Issuer Investors)

* Alternative forms of payment presented for illustrative purposes only. Acceptance of payment other than in $USD will be contingent on the establishment of relationships with licensed third parties.